Exhibit 99.1

For Immediate Release

Kenon’s Major Shareholder Has Agreed to Provide Loans to Qoros

Singapore, June 29, 2016. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) (“Kenon”) is providing the following updates with respect to Qoros Automotive Co., Ltd (“Qoros”), a Chinese automotive company in which, through Kenon’s wholly-owned subsidiary Quantum (2007) LLC (“Quantum”), Kenon owns a 50% interest. The remaining 50% interest in Qoros is owned by Wuhu Chery Automobile Investment Co., Ltd. (“Wuhu Chery”), a subsidiary of Chery Automobiles Limited (“Chery”), a large Chinese automobile manufacturing company.

In April 2016, Kenon announced that Ansonia Holdings Singapore B.V. (“Ansonia”), a major shareholder of Kenon’s, entered into an agreement to provide loans in multiple tranches in an aggregate amount of up to $50 million to Quantum to support Qoros’ ordinary course working capital requirements (the “Loan Agreement”), subject to Wuhu Chery’s provision of loans to Qoros in the same amount and on similar conditions. For more information on the Loan Agreement, including the approximately $25 million funded by Ansonia in the first tranche under the Loan Agreement (the “First Tranche”), see the press release published by Kenon on April 22, 2016 and the related Report on Form 6-K submitted by Kenon to the U.S. Securities and Exchange Commission on the same date (the “Form 6-K”).

On June 28, 2016, Ansonia provided the second tranche under the Loan Agreement in an amount of approximately $25 million (the “Second Tranche”) to Quantum and Quantum has used the proceeds of the Second Tranche to make a back-to-back loan to Qoros (the “On-Loan”). Wuhu Chery has also made a corresponding loan to Qoros. Ansonia and Quantum have also amended the Loan Agreement to provide that in the event of a third-party financing at Qoros that meets certain conditions, the Second Tranche may, at Ansonia’s discretion, either (i) be converted into equity of Quantum on the same terms as the First Tranche, or (ii) be repaid by Quantum (following Qoros’ repayment of the On-Loan). This amendment has no effect on the First Tranche and, except as set forth above, the Second Tranche has been provided to Quantum on the same terms as the First Tranche, which terms are set forth in the Form 6-K.

In light of Qoros’ financing needs, Kenon believes that the amendment of the Loan Agreement, which was done to facilitate Ansonia’s provision of the Second Tranche, is in the best interests of Kenon and its shareholders. As Ansonia is a major shareholder in Kenon, this transaction has been reviewed and approved by Kenon in accordance with its related party transaction policy.

Qoros is continuing to seek additional financing for its operations.

Kenon has existing guarantee obligations in respect of certain of Qoros’ indebtedness in an aggregate amount of up to RMB 1,100 million (approximately $169 million), plus certain fees and expenses.

Cautionary Statement Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the loan agreements described in this release, Qoros’ expected use of the proceeds of the various loans, the potential conversion of Ansonia’s loans into equity interests in Quantum, statements with respect to Qoros’ liquidity, Qoros’ plan to continue to seek financing, Kenon’s views with respect to investments in Qoros, and statements about other non-historical matters. These statements are based on current expectations or beliefs, and are subject to a number of risks and uncertainties, which could cause future events to differ materially from those indicated in such forward-looking statements.

Such risks include the risk that the loans described herein will not enable Qoros to meet its near-term liquidity requirements, risks related to the conversion of Ansonia’s loans into equity interests in Quantum, changes in events and circumstances with respect to Qoros and Kenon and other, future events that could affect Kenon’s strategy generally or in particular with respect to Qoros, including its plans with respect to investments in Qoros and other risks and factors, including those set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission, and other filings, including Kenon’s Report on Form 6-K, dated April 22, 2016. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power Ltd. (100% interest) – a leading owner, developer and operator of power generation and distribution facilities in the Latin American, Caribbean and Israeli power markets;

•	Qoros Automotive Co., Ltd. (50% interest) – a China-based automotive company;

•	ZIM Integrated Shipping Services, Ltd. (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when we believe it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov.

Please also see http://www.kenon-holdings.com for additional information.

Contact Info

Kenon Holdings Ltd.

Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	Karen Koh Director, Investor Relations and BD karenk@kenon-holdings.com Tel: +65 6351 1794

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246